UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                          FORM 11-K


X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                    EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 1996

                             OR

__ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                    EXCHANGE ACT OF 1934

          For the transition period from N/A to N/A


               COMMISSION FILE NUMBER  1-12149


 CONSOLIDATED FREIGHTWAYS CORPORATION STOCK AND SAVINGS PLAN

            Consolidated Freightways Corporation
            Incorporated in the State of Delaware
       I.R.S. Employer Identification No.  77-0425334
          175 Linfield Drive, Menlo Park, CA  94025
               Telephone Number (415) 326-1700



                          SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons administering the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

 Consolidated Freightways Corporation Stock and Savings Plan

June 26, 1997                    /s/Stephen D. Richards
                                 Stephen D. Richards
                                 Senior Vice President and
                                    General Counsel





            CONSOLIDATED FREIGHTWAYS CORPORATION

                   STOCK AND SAVINGS PLAN

    INDEX TO UNAUDITED FINANCIAL STATEMENTS AND SCHEDULES

                   AS OF DECEMBER 31, 1996


FINANCIAL STATEMENTS:
     Unaudited Statement of Net Assets Available for Plan
           Benefits with Fund Information as of December 31, 1996       1

     Unaudited Statement of Changes in Net Assets Available
           for Plan Benefits with Fund Information for
           the Period from December 2, 1996 to December 31, 1996        2

NOTES TO UNAUDITED FINANCIAL STATEMENTS AND SCHEDULES                   3

SUPPLEMENTAL SCHEDULES:
     Schedule I:  Item 27a - Unaudited Schedule of Assets
           Held for Investment Purposes as of December 31, 1996         8

     Schedule II: Item 27d - Unaudited Schedule of
           Reportable Transactions for the Period from
           December 2, 1996 to December 31, 1996                        9






                          Consolidated Freightways Corporation Stock and Savings Plan
                   Statement of Net Assets Available for Plan Benefits with Fund Information
                                           As of December 31, 1996
                                                (Unaudited)


                                                   Participant Directed


                                           Equity      International     Growth       New Income     Bond Index
                                        Index Trust     Stock Fund     Stock Fund        Fund          Trust
 Assets:

   Investments, at fair value
      Mutual funds                      $       --     $6,864,226    $30,593,814     $8,445,842      $      --
      Common trust funds                 1,627,421             --             --             --        255,912
      Corporate equities                        --             --             --             --             --
      Participant loans                         --             --             --             --             --
         Total investments               1,627,421      6,864,226     30,593,814      8,445,842        255,912

   Contributions receivable
      Participants                           9,068         23,765         64,942         17,544          1,303
      Employer                                  --             --             --             --             --
        Total contributions receivable       9,068         23,765         64,942         17,544          1,303

   Due from other plan                          --             --             --             --             --

Net assets available for plan benefits  $1,636,489     $6,887,991    $30,658,756     $8,463,386      $ 257,215

The accompanying notes are an integral part of the financial statements


                                                            Participant Directed
                                                                                    Retirement      Retirement
                                    U.S. Treasury    Science and       Equity     Strategy Trust  Strategy Trust
                                     Money Market    Technology        Income        Balance          Income
                                        Trust           Fund            Fund                           Plus
 Assets:

   Investments, at fair value
      Mutual funds                     $        --    $22,632,569    $28,208,089     $      --        $     --
      Common trust funds                16,853,412             --             --     2,073,629          98,151
      Corporate equities                        --             --             --            --              --
      Participant loans                         --             --             --            --              --
         Total investments              16,853,412     22,632,569     28,208,089     2,073,629          98,151

   Contributions receivable
      Participants                          32,463         63,386         55,121         6,326           2,534
      Employer                                  --             --             --            --              --
       Total contributions receivable       32,463         63,386         55,121         6,326           2,534

   Due from other plan                          --             --             --            --              --

Net assets available for plan benefits $16,885,875    $22,695,955    $28,263,210    $2,079,955        $100,685






                                                 Participant Directed                            Non Participant
                                       Retirement    Unrestricted   Unrestricted                    Directed
                                    Strategy Trust   CNF Common     CFC Common                   Restricted CFC
                                     Conservative       Stock          Stock               Loan   Common Stock
                                       Growth            Fund            Fund               Fund       Fund             Total
Assets:

   Investments, at fair value
      Mutual funds                        $     --     $        --     $       --      $       --     $       --   $ 96,744,540
      Common trust funds                   915,922              --             --              --             --     21,824,447
      Corporate equities                        --      23,871,581        818,925              --      2,303,362     26,993,868
      Participant loans                         --              --             --       8,735,025             --      8,735,025
        Total investments                  915,922      23,871,581        818,925       8,735,025      2,303,362    154,297,880

   Contributions receivable
      Participants                           4,944              --          6,883              --             --        288,279
      Employer                                  --              --             --              --        510,740        510,740
       Total contributions receivable        4,944              --          6,883              --        510,740        799,019

   Due from other plan                          --       1,514,771        266,138              --             --      1,780,909

Net assets available for plan benefits    $920,866     $25,386,352     $1,091,946      $8,735,025     $2,814,102   $156,877,808

                                                             Page 1





                                         Consolidated Freightways Corporation Stock and Savings Plan
                           Statement of Changes in Net Assets Available for Plan Benefits with Fund Information
                                           For the Period from December 2, 1996 to December 31, 1996
                                                                (Unaudited)

                                                                           Participant Directed


                                                       Equity      International     Growth       New Income     Bond Index
                                                    Index Trust     Stock Fund     Stock Fund        Fund          Trust

 Additions:
    Participant contributions                       $   28,025     $   86,206    $   236,275     $   66,326        $  4,122
    Employer contributions                                  --             --             --             --              --
    Transfers in from other plans                    1,628,634      6,636,255     30,322,511      8,488,283         258,873
    Dividend and interest income                            --        181,198      2,422,220         40,430              --

       Total additions                               1,656,659      6,903,659     32,981,006      8,595,039         262,995

 Deductions:
    Distributions to participants                        21,022         29,990        137,416        67,621           5,725
    Net depreciation in fair value of investments         5,811        115,762      2,282,708        84,809             783

       Total deductions                                  26,833        145,752      2,420,124       152,430           6,508

       Net increase prior to interfund transfers, net 1,629,826      6,757,907     30,560,882     8,442,609         256,487

 Interfund transfers, net                                 6,663        130,084         97,874        20,777             728

           Net increase                               1,636,489      6,887,991     30,658,756     8,463,386         257,215

Net Assets Available for Plan Benefits
   as of December 1, 1996                                    --             --             --             --              --

Net Assets Available for Plan Benefits
    as of December 31, 1996                          $1,636,489     $6,887,991    $30,658,756     $8,463,386        $257,215


The accompanying notes are an integral part of the financial statements.

                                                                          Participant Directed

                                                                                                Retirement       Retirement
                                                U.S. Treasury    Science and      Equity      Strategy Trust   Strategy Trust
                                                 Money Market    Technology       Income        Balance           Income
                                                    Trust           Fund           Fund                            Plus

 Additions:
    Participant contributions                     $   126,008    $   228,730    $   197,548     $   40,461       $   3,820
    Employer contributions                                 --             --             --             --              --
    Transfers in from other plans                  17,259,403     23,109,772     28,020,893      2,048,172          99,755
    Dividend and interest income                       61,427      2,423,580      1,060,479             --              --

       Total additions                             17,446,838     25,762,082     29,278,920      2,088,633         103,575

 Deductions:
    Distributions to participants                     162,399         86,359        162,247          7,483              --
    Net depreciation in fair value of investments          --      3,326,616        927,104          2,398             201

       Total deductions                               162,399      3,412,975      1,089,351          9,881             201

    Net increase prior to interfund transfers, net 17,284,439     22,349,107     28,189,569      2,078,752         103,374

 Interfund transfers, net                            (398,564)       346,848         73,641          1,203          (2,689)

           Net increase                            16,885,875     22,695,955     28,263,210      2,079,955         100,685

Net Assets Available for Plan Benefits
   as of December 1, 1996                                  --             --             --             --              --

Net Assets Available for Plan Benefits
    as of December 31, 1996                      $ 16,885,875   $ 22,695,955   $ 28,263,210     $2,079,955       $ 100,685







                                                          Participant Directed                           Non-Participant
                                                                                                             Directed
                                                Retirement    Unrestricted   Unrestricted                   Restricted
                                              Strategy Trust  CNF Common     CFC Common                    CFC Common
                                               Conservative      Stock          Stock           Loan          Stock
                                                  Growth         Fund           Fund            Fund           Fund        Total

 Additions:
    Participant contributions                     $ 21,398   $        --     $   22,786   $       --    $       --  $   1,061,705
    Employer contributions                              --            --             --           --       510,740        510,740
    Transfers in from other plans                  901,875    23,906,762        678,095    8,999,251     1,547,282    153,905,816
    Dividend and interest income                        --        63,946             --       59,018            --      6,312,298

       Total additions                             923,273    23,970,708        700,881    9,058,269     2,058,022    161,790,559

 Deductions:
    Distributions to participants                    4,445       132,846            201       57,911        11,765        887,430
    Net depreciation in fair value of investments     (239)   (1,806,658)      (146,129)          --      (767,845)     4,025,321

       Total deductions                              4,206    (1,673,812)      (145,928)      57,911      (756,080)     4,912,751

    Net increase prior to interfund transfers, net 919,067    25,644,520        846,809    9,000,358     2,814,102    156,877,808

 Interfund transfers, net                            1,799      (258,168)       245,137     (265,333)           --             --

           Net increase                            920,866    25,386,352      1,091,946    8,735,025     2,814,102    156,877,808

Net Assets Available for Plan Benefits
   as of December 1, 1996                               --            --             --           --            --             --

Net Assets Available for Plan Benefits
    as of December 31, 1996                       $920,866   $25,386,352     $1,091,946   $8,735,025    $2,814,102   $156,877,808

                                                             Page 2







               CONSOLIDATED FREIGHWAYS CORPORATION

                     STOCK AND SAVINGS PLAN

    NOTES TO UNAUDITED FINANCIAL STATEMENTS AND SCHEDULES

                   AS OF DECEMBER 31, 1996


1.   DESCRIPTION OF PLAN:

       The following description of the Consolidated Freightways Corporation Stock and Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

General

Consolidated    Freightways   Corporation   (the    Company)
established the Consolidated Freightways Corporation Stock and Savings Plan, effective December 2, 1996, for the purpose of providing retirement benefits for the employees
of   the  Company.     The  Plan  was  subsequently  amended
effective  January 1, 1997. Prior to December 2,  1996,  the
Company's   employees  participated  in   the   Consolidated
Freightways   Inc.  Thrift  and  Stock  Plan  sponsored   by
Consolidated  Freightways  Inc.,  the  former  parent.    In
connection  with  the Company's spin-off  from  Consolidated
Freightways   Inc.  on  December  2,  1996,  the   Company's
employees' account balances and loans outstanding were transferred to the Plan. The Plan is a profit-sharing plan offering the employees the opportunity to save for their retirement and to increase their proprietary interest in the Company by accumulating Company stock.

The Plan is intended to qualify as a profit sharing plan under section 401(a) of the Internal Revenue Code (the
Code),  with  a  salary  deferral  feature  qualified  under
Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The related trust is intended to comply with Section 501 of the Code.

Employees are eligible to participate in the Plan if the participant is not covered by a collective bargaining agreement, is not a leased employee, or is not a nonresident alien. Employees of subsidiaries with substantially all operations outside of the United States for whom the Company does not make contributions under the Federal Insurance Contributions Act on behalf of the employee and does not accrue benefits under a Company funded pension plan other than the Consolidated Freightways Corporation Pension Plan are not eligible.

Overall responsibility for administering the Plan rests with the Consolidated Freightways Corporation Administrative Committee (the Committee) which is appointed by the Chief Executive Officer of the Company. The Plan trustee, T. Rowe Price (the Trustee), is responsible for the management and control of the Plan's assets.

Contributions

Participants may contribute up to 15 percent of their compensation, as defined by the Plan and subject to certain limitations. The Company makes matching contributions equal to 50 percent of the participant's contribution, but not exceeding 1.5 percent of the participant's compensation, as defined. The Company's matching contributions occur quarterly beginning at the end of the quarter in which the participant completes two years of service with the Company. Company contributions are in the form of the Company's Common Stock or in cash and may be discontinued at any time.


Participant Accounts

The Plan allows participants to select the type of investment fund in which to invest their contributions. The Company's contribution cannot be directed by the participant and is deposited into the non-participant directed Restricted CFC Common Stock Fund. Allocations of the Company's matching contribution are based upon a percentage of participant contributions as described above. Allocations of net Plan earnings are based upon participant account balances, as defined. The benefit to which a participant is entitled is the balance of the participant's account.

Amounts in the Unrestricted CNF Common Stock Fund are the result of transfers from the former parent's plan. Participants currently have the option to sell their shares and reinvest the proceeds in funds other than CNF common stock. Shares of CNF stock remaining unsold at December 31, 1999 will be sold by the Company and the proceeds will be reinvested in the Unrestricted CFC Common Stock Fund. Participants cannot purchase additional shares of CNF common stock.


Vesting

Participants' accounts are fully vested.


Participant Loans

The Plan has a loan provision allowing participants access to funds in their accounts. Participants can have up to three loans outstanding at one time. Loans can be no less than $1,000 and in aggregate cannot exceed the lesser of the participant's elective contributions and related earnings, 45 percent of the employee's account balance or $50,000, reduced by the highest aggregate loan balance within the preceding 12 months. Loan transactions are treated as a transfer to (from) the various investment funds from (to) the Loan Fund. Loans can be made for a term not to exceed 4-1/2 years and bear interest at a reasonable rate determined by the Committee. Loans outstanding at
December 31, 1996 bear  interest  at  rates ranging  from
8  percent to 10.25 percent.   Principal  and interest
payments   are  paid  ratably   through   payroll deductions.

Terminations and Withdrawals

Participants and their beneficiaries can receive a total distribution from their accounts upon death or termination of employment. A participant can elect to have his/her account distributed in a single lump sum or in a series of substantially equal annual installments, as defined by the Plan. Disabled participants may withdraw, in lump sums, amounts attributable to their elective contributions and
rollovers  before  termination of employment.   Participants
over the age of 59 1/2 may withdraw, in lump sums, amounts attributable to their elective contributions, rollovers and
earnings   thereon   before   termination   of   employment.
Participants over the age of 70 1/2 may withdraw all or part of their vested balance before termination of employment. Participants may withdraw certain accounts from prior plans, in single sums, up to two times a year before termination of employment. Distributions will be made in cash except that the participants' accounts invested in the Company's Common Stock can, at the direction of the participant, be paid in shares.


Plan Termination

Although the Company has no intention of terminating the Plan, it may do so at any time by resolution of the Board of Directors. In the event that the Plan is terminated, the accounts of all affected participants shall remain fully vested and nonforfeitable. Upon termination of the Plan, the net assets shall be transferred to a successor defined contribution plan or other qualified plan, or be distributed to each participant in the amount credited to his/her account.



2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying unaudited financial statements have been prepared using the accrual method of accounting.


Financial Instruments

The investments in the accompanying financial statements are stated at quoted market prices which approximate fair value as of December 31, 1996, except for participant loans outstanding which are valued at cost which approximates fair value.


Income Recognition

The difference in market value from one period to the next is included in net depreciation in fair value of investments in the accompanying Statement of Changes in Net Assets Available for Plan Benefits with Fund Information. The net depreciation in fair value of investments also includes realized gains and losses.

Interest income is recorded on the accrual basis.  Dividends
are  recorded on the ex-dividend date.   Purchases and sales
of securities are recorded on the trade date basis.


Operating Expenses

The Company may elect to pay any and all administrative  fees
or expenses of the  Plan.   Otherwise, said  expenses  and
fees shall be paid from Plan assets. During 1996, all administrative expenses and fees of the Plan were paid by the Company.

Payment of Benefits

Benefits   paid   to   participants   are   recorded    upon
distribution.


Estimates

Management  makes estimates and assumptions  when  preparing the financial statements in conformity with generally accepted accounting principles. Those estimates and assumptions affect the amounts reported in the accompanying financial statements and notes thereto. Actual results could differ from those estimates.


3.   INVESTMENTS

The   Plan  allows  participants  to  select  the  type   of
investment  fund in which to invest their contributions.   A
description of each investment option follows:

     Equity Index Trust Fund - This fund invests primarily in common stocks that make up the S&P 500 Index.

     Growth Stock Fund - This fund invests primarily in common stocks of well-established growth companies whose earnings have grown faster than the rate of inflation and economy in general.

     New  Income  Fund  -   This fund invests  primarily  in
     corporate bonds, bank obligations, U.S. government and mortgage-backed securities.

     Equity Income Fund - This fund invests primarily in common stocks of established companies that pay above-average dividends and have prospects of future dividend increases.

     Science  and  Technology  Fund  -   This  fund  invests
     primarily in stocks of companies that are expected to benefit from the development, advancement, and use of science and technology.

     International Stock Fund - This fund invests primarily in the stocks of established growth companies outside of the United States such as Europe, the Far East, Australia, Canada and other areas.

     Bond Index Trust  - This fund invests primarily in U.S.
     and foreign government securities and corporate bonds as well as other securities.

     U.S. Treasury Money Market Trust - This fund invests primarily in short-term U.S. Treasury obligations and repurchase agreements collateralized by U.S. Treasury obligations.

     Retirement Strategy Trust - Balanced - This fund invests primarily in domestic and international stocks
     (60 percent) and fixed income securities (40 percent).

     Retirement Strategy Trust - Conservative Growth -  This
     fund  invests  primarily in domestic and  international
     stocks  (80  percent) and fixed income  securities  (20
     percent).

     Retirement  Strategy Trust - Income Plus  -  This  fund
     invests  primarily  in  fixed  income  securities   (60
     percent) and common stocks (40 percent).

     Unrestricted CFC Common Stock Fund - This fund  invests
     in   the   common  stock  of  Consolidated  Freightways
     Corporation.

The Plan also includes a non-participant directed investment which is described as follows:

     Restricted CFC Common Stock Fund - This fund invests in the common stock of Consolidated Freightways Corporation. The participants are entitled to full voting rights and all dividends when paid on shares credited to his/her account.

The Plan also includes the participant directed Unrestricted CNF Common Stock Fund. This fund is invested in the common stock of the former parent. Amounts in this fund are the result of transfers from the former parent's plan. Participants currently have the option to sell their shares and reinvest the proceeds in funds other than CNF common stock. Shares of CNF stock remaining unsold at December 31, 1999 will be sold by the Company and the proceeds will be reinvested in the Unrestricted CFC Common Stock Fund. Participants cannot purchase additional shares of CNF common stock.


4.   INCOME TAX STATUS

The Plan administrator is in the process of applying for a determination letter from the Internal Revenue Service indicating that the Plan and related trust conform to applicable requirements of the Code. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the Code.


5.   RELATED PARTY TRANSACTIONS

Certain Plan investments are shares in funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan, and therefore, these investments and investment transactions qualify as party-in-interest transactions.


6.   RECONCILIATION TO FORM 5500:

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form
5500 as of December 31, 1996:

Net assets available for plan benefits per
   the financial statements                      $156,877,808
Amounts allocated to withdrawing participants              --
Net assets available for plan benefits
   per the Form 5500                             $156,877,808


                                                                                            SCHEDULE I

                            CONSOLIDATED FREIGHTWAYS CORPORATION

                                  STOCK AND SAVINGS PLAN

                                     EIN 77-0425334

                                    PLAN NUMBER 002

                 ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                 AS OF DECEMBER 31, 1996


                               Description of Investment Including
Identity of Issue, Borrower,   Maturity Date, Rate of Interest, Collateral,
   Lessor or Similar Party            Par or Maturity Value               Cost    Current Value

                                           Mutual Funds
* T.Rowe Price                 International Stock Fund
                                   (497,407.661 shares)              $  6,978,651  $  6,864,226

* T.Rowe Price                 Growth Stock Fund
                                (1,168,594.898 shares)                 32,874,261    30,593,814

* T.Rowe Price                 New Income Fund  (950,038.426 shares)    8,530,091     8,445,842

* T.Rowe Price                 Science and Technology Fund             25,945,487    22,632,569
                               (761,782.865 shares)

* T.Rowe Price                 Equity Income Fund
                                  (1,251,468.012 shares)               29,135,629    28,208,089


                                        Common Trust Funds

* T.Rowe Price                 Equity Index Trust
                                   (87,542.804 shares)                  1,633,358     1,627,421

* T.Rowe Price                 Bond Index Trust  (19,700.684 shares)      256,687       255,912

* T.Rowe Price                 U.S. Treasury Money Market Trust        16,853,412    16,853,412
                               (16,853,412.410 shares)

* T.Rowe Price                 Retirement Strategy Trust-Balanced       2,076,043     2,073,629
                               (145,313.863 shares)

* T.Rowe Price                 Retirement Strategy Trust-Income Plus       98,369        98,151
                               (7,430.069 shares)

* T.Rowe Price                 Retirement Strategy Trust-Conservative
                                  Growth                                  915,687       915,922
                               (62,435.065 shares)


                                        Participant Loans

* Plan Participants            Participant loans with interest rates
                                 from 8% to 10.25% and maturity dates
                                 from 1/97 to 6/01                      8,735,025     8,735,025


                                         Corporate Equity

* Consolidated Freightways Corp Common Stock  (351,806.99 shares)       2,212,414     3,122,287

CNF Transportation Inc.        Common Stock  (1,072,880.02 shares)     22,082,710    23,871,581

                                                                     $158,327,824  $154,297,880

* Represents a party-in-interest as of December 31, 1996.

Note:  Cost is calculated using the moving average method.

The accompanying notes are an integral part of this schedule.

                           Page 8






                                                                                      SCHEDULE II

                                        CONSOLIDATED FREIGHTWAYS CORPORATION
                                               STOCK AND SAVINGS PLAN

                                                  EIN 77-0425334

                                                  PLAN NUMBER 002
                                ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                           FOR THE PERIOD FROM DECEMBER 2, 1996 TO DECEMBER 31, 1996



Category (iii) - Series  of transactions involving securities of the same issue that in aggregate exceed 5 percent of net Plan assets as of the beginning of the Plan year.

                                                                                                             Expense
  Identity of                                         Number of        Purchase      Selling     Lease    Incurred with
 Party Involved      Description of Asset           Purchases Sales    Price         Price      Rental   Transaction
* T. Rowe Price    New Income Fund                    7       --      $8,630,345         --        --            --
* T. Rowe Price    U.S. Treasury Money Market Trust   4       --       7,421,053         --        --            --
* T. Rowe Price    Equity Income Fund                 6       --       9,339,545         --        --            --
* T. Rowe Price    New Income Fund                    --      3             --       99,694        --            --
* T. Rowe Price    U.S. Treasury Money Market Trust   --      5             --      663,570        --            --
* T. Rowe Price    Equity Income Fund                 --      4             --      204,354        --            --

* Represents a party-in-interest transaction for the period from December 2, 1996 to December 31, 1996.

Note:  Cost is calculated using the moving average method.

The accompanying notes are an integral part of this schedule.





                                                                 Current Value
  Identity of                                         Cost         of Asset on      Net Gain
 Party Involved      Description of Asset          of Asset     Transaction Date   or (Loss)
* T. Rowe Price    New Income Fund                 $8,630,345    $8,630,345          --
* T. Rowe Price    U.S. Treasury Money Market Trust 7,421,053     7,421,053          --
* T. Rowe Price    Equity Income Fund               9,339,545     9,339,545          --
* T. Rowe Price    New Income Fund                    100,239        99,694        (545)
* T. Rowe Price    U.S. Treasury Money Market Trust   663,570       663,570          --
* T. Rowe Price    Equity Income Fund                 203,878       204,354         476

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